Exhibit 16.1

July 8, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We refer you to our previous letter dated June 6, 2024 that addressed Ocugen, Inc.’s disclosures in the initial filing announcing the change in auditors.

We have read Item 4.01 of Form 8-K dated July 8, 2024, of Ocugen, Inc. and are in agreement with the statements contained in the fourth paragraph. We also agree with the statement in the second sentence of the first paragraph that management requested a proposal from Ernst & Young LLP and the statements in the third sentence of the first paragraph. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP